UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 9)*
                    Under the Securities Exchange Act of 1934

                            SCAILEX CORPORATION LTD.
                            ------------------------
                                (Name of Issuer)

            Ordinary Shares, NIS 0.12 nominal (par) value per share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                   809090103
                                   ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 27, 2006
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809090103

1    NAME OF REPORTING PERSON: Tao Tsuot Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)   [X]
                                                                       (b)   [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 1,381,359 ordinary shares *
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 1,381,359 ordinary shares *

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       1,381,359 ordinary shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.63%

14   TYPE OF REPORTING PERSON:  CO

--------------------------
* Mr. Ben Dov, Harmony (Ben Dov) Ltd. and Tao Tsuot Ltd. are the beneficial owners of 1,381,359 ordinary shares of the Issuer. Tao Tsuot Ltd. directly holds 1,381,359 ordinary shares of the Issuer. Mr. Ben Dov owns 81.30% of the shares of Tao Tsuot Ltd., 71.59% of the Tao Tsuot Ltd. shares are held directly by Mr. Ben Dov, and 11.57% of such shares (including ordinary shares issuable upon the exercise of convertible debentures issued to Mr. Ben Dov), are held by Harmony (Ben Dov) Ltd., a company 100% owned by Mr. Ben Dov. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 1,381,359 ordinary shares of the Issuer held by Tao Tsuot Ltd.

CUSIP No. 809090103

1    NAME OF REPORTING PERSON: Harmony (Ben Dov) Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)   [X]
                                                                       (b)   [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: 42,910
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 1,381,359 ordinary shares *
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: 42,910
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  1,381,359 ordinary shares *

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       1,424,269 ordinary shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.74%

14   TYPE OF REPORTING PERSON:  CO

-----------------------------
* Mr. Ben Dov, Harmony (Ben Dov) Ltd. and Tao Tsuot Ltd. are the beneficial owners of the 1,381,359 ordinary shares of the Issuer. Tao Tsuot Ltd. directly holds 1,381,359 ordinary shares of the Issuer. Mr. Ben Dov owns 81.30% of the shares of Tao Tsuot Ltd., 71.59% of the Tao Tsuot Ltd. shares are held directly by Mr. Ben Dov, and 11.57% of such shares (including ordinary shares issuable upon the exercise of convertible debentures issued to Mr. Ben Dov), are held by Harmony (Ben Dov) Ltd., a company 100% owned by Mr. Ben Dov. In addition, Harmony (Ben Dov) Ltd. directly holds an additional 42,910 ordinary shares of the Issuer. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 1,424,269 ordinary shares of the Issuer held by Tao Tsuot Ltd. and Harmony (Ben Dov) Ltd.

CUSIP No. 809090103

1    NAME OF REPORTING PERSON: Suny Electronics Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)   [X]
                                                                       (b)   [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 4,725,935 ordinary shares *
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 4,725,935 ordinary shares *

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       4,725,935 ordinary shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.41%

14   TYPE OF REPORTING PERSON:  CO

--------------------------
* Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of the 4,725,935 ordinary shares of the Issuer. Suny Electronics Ltd. directly holds 4,725,935 ordinary shares of the Issuer. Mr. Ben Dov, through Ben Dov Holdings Ltd., a company 100% owned by him, owns 67.71% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 4,725,935 ordinary shares of the Issuer held by Suny Electronics Ltd.

CUSIP No. 809090103

1    NAME OF REPORTING PERSON: Ben Dov Holdings Ltd.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)   [X]
                                                                       (b)   [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: 32,218
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 4,725,935 ordinary shares *
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: 32,218
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER:  4,725,935 ordinary shares *

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       4,758,153 ordinary shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.50%

14   TYPE OF REPORTING PERSON:  CO

-----------------------------
* Mr.  Ben  Dov,  Ben Dov  Holdings  Ltd.  and  Suny  Electronics  Ltd.  are the
beneficial owners of the 4,725,935 ordinary shares of the Issuer. Suny Electronics Ltd. directly holds 4,725,935 ordinary shares of the Issuer. Mr. Ben Dov, through Ben Dov Holdings Ltd., a company 100% owned by him, owns 67.71% of the shares of Suny Electronics Ltd. In addition, Ben Dov Holdings directly holds an additional 32,218 ordinary shares of the Issuer. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 4,758,153 ordinary shares of the Issuer held by Suny Electronics Ltd. and Ben Dov Holdings Ltd.

CUSIP No. 809090103

1    NAME OF REPORTING PERSON: Ilan Ben Dov
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)   [X]
                                                                       (b)   [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF         7     SOLE VOTING POWER: 16,773
SHARES
BENEFICIALLY      8     SHARED VOTING POWER: 6,182,422 ordinary shares *
OWNED BY
EACH              9     SOLE DISPOSITIVE POWER: 16,773
REPORTING
PERSON WITH       10    SHARED DISPOSITIVE POWER: 6,182,422 ordinary shares *

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       6,199,195 ordinary shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.29%

14   TYPE OF REPORTING PERSON:  IN


-----------------------------
* Mr. Ben Dov, Harmony (Ben Dov) Ltd. and Tao Tsuot Ltd. are the beneficial owners of 1,381,359 ordinary shares of the Issuer that are directly held by Tao Tsuot Ltd. Mr. Ben Dov, directly and through Harmony (Ben Dov) Ltd. owns 81.30% of the shares of Tao Tsuot Ltd. Mr. Ben Dov and Harmony (Ben Dov) Ltd. are the beneficial owners of 42,910 ordinary shares of the Issuer that are directly held by Harmony (Ben Dov) Ltd. Mr. Ben Dov, Ben Dov Holdings Ltd. Suny Electronics Ltd. are the beneficial owners of 4,725,935 ordinary shares of the Issuer that are directly held by Suny Electronics Ltd. Mr. Ben Dov, through Ben Dov Holdings Ltd., a company 100% owned by him, owns 67.71% of the shares of Suny Electronics Ltd. Mr. Ben Dov and Ben Dov Holdings are the beneficial owners of 32,218 ordinary shares of the Issuer that are directly held by Ben Dov Holdings. Mr. Ben Dov directly owns additional 16,773 ordinary shares of the Issuer. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 6,199,195 ordinary shares of the Issuer held by himself, Tao Tsuot Ltd., Harmony (Ben Dov) Ltd., Suny Electronics Ltd. and Ben Dov Holdings.

          This Amendment No. 9 to the Statement on Schedule 13D dated July 22, 2004, and previously amended on December 20, 2005, is being filed to report the purchase by Tao Tsuot Ltd. ("Tao"), of an aggregate of 586,605 ordinary shares, nominal par value NIS 0.12 per share, (the "Ordinary Shares") of Scailex Corporation Ltd., formerly Scitex Corporation Ltd., (the "Issuer"), an Israeli company whose principal executive offices are located at 3 Azrieli Center, Triangular Tower, 43rd Floor, Tel Aviv 67023, Israel.

          In addition, an aggregate of 42,910 Ordinary Shares were transferred from Ben Dov Holdings Ltd. ("Ben Dov Holdings"),to Harmony (Ben Dov) Ltd. ("Harmony").

Item 2.       Identity and Background.
              ------------------------

         ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

          This Statement is being filed by Tao, Harmony, Suny Electronics Ltd. ("Suny"), Ben Dov Holdings and Mr. Ilan Ben Dov.

          Mr. Ben Dov, a citizen of Israel, is principally employed as the chairman of the board of directors of Ben Dov Holdings, Harmony and Tao, and as the chief executive officer and the chairman of the board of directors of Suny. Mr. Ben Dov's business address is 46 Ben Zion Galis St., Petach Tikva, Israel 49277.

          Ben Dov Holdings is a private company incorporated under the law of the State of Israel. It is principally engaged in investing. The address of its principal office is 46 Ben Zion Galis St., Petach Tikva, Israel 49277. Ben Dov Holdings is 100% owned by Mr. Ben Dov.

          Harmony is a private company incorporated under the law of the State of Israel. It is principally engaged in investing. The address of its principal office is 14 Mishmar Hagvul St., Tel Aviv, Israel 69697. Ben Dov Holdings is 100% owned by Mr. Ben Dov.

          Suny is a public company incorporated under the law of the State of Israel. Suny's shares are traded on the Tel Aviv Stock Exchange. Mr. Ben Dov, through Ben Dov Holdings Ltd., a company 100% owned by him, owns 67.71% of the shares of Suny Electronics Ltd. Suny Telecom, (1994) Ltd., a wholly owned subsidiary of Suny, owns 8.56% of Suny's shares, and 23.44% of Suny's shares is owned by the public. Suny's principal business is the importation and distribution, through its subsidiaries, of cellular phones. The address of its principal office is 46 Ben Zion Galis St., Petach Tikva, Israel 49277.

          Tao is a public company incorporated under the law of the State of Israel. Tao's shares are traded on the Tel Aviv Stock Exchange. Mr. Ben Dov owns 81.30% of the shares of Tao Tsuot Ltd., 71.59% of the shares of Tao are held directly by Mr. Ben Dov, and 11.57% of such shares (including ordinary shares issuable upon the exercise of convertible debentures issued to

Mr. Ben Dov) are held by Harmony (Ben Dov) Ltd., a company 100% owned by Mr. Ben Dov and 18.44% of the outstanding shares of Tao are held by the public. Tao is a holding company. The address of its principal office is 46 Ben Zion Galis St., Petach Tikva, Israel 49277.

          During the last five years, none of Mr. Ben Dov, Ben Dov Holdings, Harmony, Suny or Tao has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.
              --------------------------------------------------

         ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         From December 27, 2005, through March 21, 2006, Tao purchased an aggregate of 586,605 Ordinary Shares of the Issuer in a series of transactions. The aggregate purchase price of such 586,605 Ordinary Shares was $3,444,255 all of which amount was paid by Tao from its working capital.

          On December 28, 2005, Ben Dov Holdings transferred an aggregate of 42,910 Ordinary Shares of the Issuer in to Harmony.

Item  4.      Purpose of Transaction.
              -----------------------

         ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         The 586,605 Ordinary Shares purchased by Tao during the period from December 27, 2005, through March 21, 2006 were purchased for portfolio investment purposes.

         Mr. Ben Dov, Ben Dov Holdings, Harmony, Suny and Tao currently do not have any plan or proposal, which relates to or would result in

               (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

               (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

               (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalization or dividend policy of the Issuer;

               (f) any other material change in the Issuer's business or corporate structure;

               (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (j) any action similar to any of those enumerated above.

         However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Ben Dov Holdings, Harmony, Suny, Tao and Mr. Ben Dov, and in his capacity as chairman of the board of directors of Ben Dov Holdings, Harmony and Tao and as chief executive officer and chairman of the board of directors of Suny.

Item 5.       Interest in Securities of the Issuer.
              -------------------------------------

         ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         (a) Mr. Ben Dov, Ben Dov Holdings and Suny are the beneficial owners of 4,725,935 Ordinary Shares, which constitute approximately 12.41% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on March 21, 2006.

         Mr. Ben Dov and Ben Dov Holdings are the beneficial owners of 32,218 Ordinary Shares, which constitute approximately 0.08% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on March 21, 2006.

         Mr. Ben Dov, Harmony and Tao are the beneficial owners of 1,381,359 Ordinary Shares, which constitute approximately 3.63% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on March 21, 2006.

         Mr. Ben Dov and Harmony are the beneficial owners of 42,910 Ordinary Shares, which constitute approximately 0.11% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on March 21, 2006.

         Mr. Ben Dov is the beneficial owner of 16,773 Ordinary Shares, which constitute approximately 0.04% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on March 21, 2006.

         (b) Mr. Ben Dov, Ben Dov Holdings and Suny have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 4,725,935 Ordinary Shares currently beneficially owned by Mr. Ben Dov, Ben Dov Holdings and Suny.

         Mr. Ben Dov and Ben Dov Holdings have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 32,218 Ordinary Shares currently beneficially owned by Mr. Ben Dov and Ben Dov Holdings.

         Mr. Ben Dov, Harmony and Tao have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 1,381,359 Ordinary Shares currently beneficially owned by Mr. Ben Dov and Tao.

         Mr. Ben Dov and Harmony have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 42,910 Ordinary Shares currently beneficially owned by Mr. Ben Dov and Harmony.

         Mr. Ben Dov has sole power to vote or direct the vote and the shared power to dispose or direct the disposition of the 16,773 Ordinary Shares currently beneficially owned by him.

(c) The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by Tao since the filing of Amendment No. 8 to Schedule 13D, on December 20, 2005. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange and on the NASDAQ National Market.


                                            Number of
            Date of Purchase by Tao         Ordinary Shares     Price Per Share*
            -----------------------         ---------------     ----------------
            December 27, 2005                   10,000               $5.813
            December 28, 2005                   46,393               $5.851
            December 29, 2005                   90,543               $5.965
            December 30, 2005                    9,750               $5.992
            January 4, 2006                      5,000               $6.008
            January 5, 2006                     10,983               $5.870
            January 8, 2006                      1,004               $5.823
            January 9, 2006                      9,100               $5.910
            January 16, 2006                    23,400               $5.946
            January 19, 2006                     5,000               $5.937

            January 22, 2006                    11,724               $5.842
            January 23, 2006                    30,148               $5.852
            February 1, 2006                    12,014               $5.786
            February 2, 2006                    31,231               $5.755
            February 6, 2006                       500               $5.693
            February 9, 2006                    35,000               $5.732
            February 13, 2006                   10,000               $5.770
            February 15, 2006                   10,000               $5.758
            February 16, 2006                    4,711               $5.746
            February 19, 2006                      500               $5.753
            February 20, 2006                   21,135               $5.733
            February 21, 2006                   10,500               $5.773
            February 22, 2006                    1,000               $5.741
            February 23, 2006                    8,700               $5.734
            February 27, 2006                   41,780               $5.769
            February 28, 2006                      900               $5.833
            March 2, 2006                        1,650               $5.910
            March 5, 2006                        3,500               $5.874
            March 6, 2006                       10,621               $5.872
            March 7, 2006                       10,100               $5.832
            March 8, 2006                       14,365               $5.843
            March 12, 2006                      13,500               $5.857
            March 13, 2006                      29,980               $5.91
            March 15, 2006                       2,000               $5.914
            March 16, 2006                      26,500               $5.993
            March 19, 2006                       3,700               $6.201
            March 20, 2006                       5,200               $6.154
            March 21, 2006                      24,473               $6.101


-------------

*    Does not include broker's commissions.

         Except for such transactions, Ben Dov Holdings, Harmony, Suny, Tao and Mr. Ben Dov have not effected any transactions in the Ordinary Shares since March 21, 2006.

         (d) No person other than Ben Dov Holdings, Harmony, Suny, Tao and Mr. Ben Dov, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2006


                                             BEN DOV HOLDINGS LTD.
/s/Ilan Ben Dov
---------------
Mr. Ilan Ben Dov
                                             By: /s/Ilan Ben Dov
                                                 ---------------
                                             Mr. Ilan Ben Dov
                                             Chairman of the Board of Directors


SUNY ELECTRONICS LTD.                        HARMONY (BEN DOV) LTD.


By: /s/Ilan Ben Dov                          By: /s/Ilan Ben Dov
    ---------------                              ---------------
Mr. Ilan Ben Dov                             Mr. Ilan Ben Dov
Chief executive officer and                  Chairman of the Board of Directors
Chairman of the Board of Directors


TAO TSUOT LTD.

By: /s/Ilan Ben Dov
    ---------------
Mr. Ilan Ben Dov
Chairman of the Board of Directors

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT


         The undersigned hereby agree that the attached Amendment to Statement on Schedule 13D relating to the Ordinary Shares, NIS 0.12 nominal (par) value per share of Scitex Corporation Ltd. is filed on behalf of each of them.


Dated:  March 21, 2006



                                             BEN DOV HOLDINGS LTD.
/s/Ilan Ben Dov
---------------
Mr. Ilan Ben Dov
                                             By: /s/Ilan Ben Dov
                                                 ---------------
                                             Mr. Ilan Ben Dov
                                             Chairman of the Board of Directors


SUNY ELECTRONICS LTD.                        HARMONY (BEN DOV) LTD.


By: /s/Ilan Ben Dov                          By: /s/Ilan Ben Dov
    ---------------                              ---------------
Mr. Ilan Ben Dov                             Mr. Ilan Ben Dov
Chief executive officer and                  Chairman of the Board of Directors
Chairman of the Board of Directors


TAO TSUOT LTD.

By: /s/Ilan Ben Dov
    ---------------
Mr. Ilan Ben Dov
Chairman of the Board of Directors